Exhibit 99.1

Lima, March 5, 2020

GUIDELINES TO CONDUCT IFS’s 2020 ANNUAL SHAREHOLDERS’ MEETING

Intercorp Financial Services Inc. (“IFS”), is a company incorporated under the laws of the Republic of Panama, and has securities listed on the Lima Stock Exchange and the New York Stock Exchange.

Based on the above, the IFS Board of Directors has decided, at the Board of Directors meeting held today, March 5, 2020, to (a) approve a set of guidelines for conducting IFS’s 2020 Annual Shareholders’ Meeting, which will be duly called by the Board of Directors, and (b) set March 18, 2020 as the record date for the shareholders to be able to attend and participate in the 2020 Annual Shareholders’ meeting.

The following documents are attached: (a) IFS 2020 Annual Shareholders’ Meeting Guidelines, and (b) a sample proxy letter for shareholders wishing to attend the 2020 Annual Shareholders’ Meeting by proxy.

This information has been prepared to provide for increased transparency of IFS corporate governance matters, as well as for the benefit of investors and various stakeholders in different markets.

Furthermore, this information will be disclosed as a Significant Event as per regulations of the Superintendencia del Mercado de Valores del Perú (Peru’s Securities and Exchange Commission), and on a Form 6-K as per regulations of the United States Securities and Exchange Commission. It will also be published on IFS’s website.

Finally, IFS’s shareholders should note that this document is not a formal call nor a final agenda for the 2020 Annual Shareholders’ Meeting. Therefore, it is intended solely to inform shareholders how the Board of Directors Meeting and the 2020 Annual Shareholders’ Meeting will be held in March 2020, as well as to promote shareholder attendance in and participation at the 2020 Annual Shareholders’ Meeting.

Sincerely,

INTERCORP FINANCIAL SERVICES INC.

IFS’s 2020 ANNUAL SHAREHOLDERS’ MEETING GUIDELINES

In order to facilitate Intercorp Financial Services Inc. (“IFS”) shareholders’ to exercise their rights at the 2020 Annual Shareholders’ Meeting, the Board of Directors has deemed it convenient to provide the following guidelines:

1.	Call for the 2020 Annual Shareholders’ Meeting

The Board of Directors shall call the 2020 Annual Shareholders’ Meeting (the “2020 ASM”), as set for under IFS’s Bylaws. To that end, the Board of Directors shall meet on March 17, 2020, to discuss the following Agenda: (a) approval of the 2019 audited individual and consolidated financial statements; (b) approval of the 2019 annual report; (c) proposed allocation of 2019 profits and dividend distribution; (d) dividend policy proposal for 2020, and (e) call for IFS shareholders to attend the 2020 ASM.

According to IFS’s Bylaws, the 2020 ASM must be called no less than five (5) calendar days and no more than sixty (60) calendar days prior to the scheduled date for the meeting. Likewise, under the regulations of the Superintendencia del Mercado de Valores del Perú (Peru’s Securities and Exchange Commission, hereinafter “SMV”), companies with securities registered with the Stock Market Public Registry of the SMV, must approve their individual or separate annual audited financial information, as well as their annual reports, before March 31 every year.

Notice of the 2020 ASM shall be published in the Official Gazette El Peruano, in the newspaper El Comercio of Peru, and in the newspaper La Estrella of Panama.

Therefore, the 2020 ASM must be called and held before March 31, 2020.

2.	Dissemination of documents related to the 2020 ASM

Once the Board of Directors has formally called the 2020 ASM, all the supporting documents mentioned on the agenda must be made available to all IFS shareholders. These documents will be posted on the SMV’s platform on the page where Significant Events are disclosed, on a Form 6-K pursuant to the U.S. Securities and Exchange Commission’s rules and regulations (“Form 6-K”), and on IFS’s website.

3.	Shareholders entitled to attend and vote at the 2020 ASM

IFS shareholders entitled to attend, discuss and vote at the 2020 ASM will be those who (i) are registered as such with CAVALI S.A. I.C.L.V. (“CAVALI”) or the Depository Trust Company (“DTC”), as the case may be, as of March 18, 2020 (the “Record Date”) and (ii) can prove their shareholder status as of the Record Date, in any of the following manners:

-	Shareholders holding shares registered with CAVALI: IFS shall request CAVALI to issue a report showing all shareholders registered with CAVALI as of the Record Date.
-

Shareholders holding shares registered with DTC: Within forty-eight (48) hours prior to the scheduled date for the 2020 ASM, the shareholders must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date. Once this period has elapsed, shareholders who have not provided the required evidence shall not be entitled to vote at the 2020 ASM.

4.	Attendance by Proxy

Shareholders may attend the 2020 ASM in person or by proxy. The proxyholder need not be a shareholder. The Board of Directors has drafted a sample proxy letter to be filled out by the shareholders, which clearly sets forth how each agenda item is to be voted by the proxyholder. The sample proxy letter is attached to this document as Exhibit I.

The Board of Directors Meeting on March 17, 2020 will duly call the 2020 ASM, where the final agenda for the 2020 ASM and the final wording of the proxy letter will also be approved. On that date, IFS will disclose this information as a Significant Event, on a Form 6-K, and will also post it on its website.

Consequently, proxy letters may only be sent to IFS after the Board of Directors Meeting has been held on March 17, 2020. Such proxy letters shall be sent at least forty-eight (48) hours prior to the scheduled date of the 2020 ASM. Once this period has elapsed, shareholders shall not be able to appoint a proxyholder to attend and vote for them at the 2020 ASM.

In addition, if the proxyholder is the representative of a legal entity, he/she must submit to IFS, at least forty-eight (48) hours before the scheduled date of the ASM 2020, an incumbency certificate or any other similar document showing that they have been authorized to represent such legal entity.

If you have any questions or concerns about these procedures, you may contact Ernesto Ferrero, Investor Relations Officer, at eferrerom@intercorp.com.pe or by phone at (+51) 2192000 extension 29025.

All agenda items must be voted indicating whether each vote has been cast for or against the agenda item, or if it is an abstain vote. Likewise, all blank spaces to be completed with the names of the proxyholder and his/her identity document number must be filled out for the proxy letter to be valid. In case the voting of any agenda item has not been indicated or if any spaces have been left blank (including those for the proxyholder’s identity information), the proxy letter will not be accepted for the purposes of attendance or voting at the 2020 ASM on behalf of such shareholder.

Exhibit I

SAMPLE PROXY LETTER

This document is for reference purposes only, and therefore it does not show the final agenda items to be voted on at the 2020 ASM. The final agenda for the 2020 ASM, and therefore the final wording of this proxy letter, will be published on March 17, 2020 once the Board of Directors has formally called the 2020 ASM. Please make sure that you are using the final approved form of proxy letter, so that your proxy letter may be validly used at the 2020 ASM.

[City], [Date] 2020

To

Intercorp Financial Services Inc.

Dear Sir/Madam,

[I][We] hereby appoint [full name of proxyholder]1, bearer of [identity document] No. [identity document number], so that such proxyholder, acting individually, may represent [shareholder name] at the 2020 Annual Shareholders’ Meeting of Intercorp Financial Services Inc. (“IFS” ) to be held on first call on [date of the first call] and on second call on [date of second call] both at [time of both calls], at [Jirón Carlos Villarán No. 140, Piso 5, La Victoria , Lima, Peru.]

Mr./Ms. [full name of proxyholder] is hereby authorized to vote on [my][our] behalf [number of shares held by the shareholder] shares of IFS that [I][we] hold, in connection with, the following items, which are expected to be discussed and voted on at the 2020 Annual Shareholders’ Meeting:

No.	AGENDA ITEMS	VOTE
		FOR	AGAINST	ABSTAIN
1	Approval of the Annual Report for [●]. Proposal: To approve the Annual Report for [●].
2	Approval of the audited individual and consolidated financial statements for [●]. Proposal: To approve the audited individual and consolidated financial statements for [●].
3

Allocation of [●] profits and dividend distribution.

Proposal:

To approve the allocation of [●] profits and the distribution of profits as per the policy approved at the Annual Shareholders’ meeting held on [●].

4

Approval of dividend policy.

Proposal:

To approve a new dividend policy for IFS for the year [●], establishing that at least [●] of IFS’s net profit from the period shall be distributed among the shareholders, to be paid in one or more payments, provided that this dividend distribution policy does not violate any legal or financial requirements that IFS and/or its subsidiaries are required to meet, and provided economic-financial conditions allow for such distribution be made.

[1]	Shareholders may appoint current IFS directors and officers to act as proxyholders.

5

Motion to authorize the Audit Committee of the Board of Directors to approve, hire, and fix the fees payable to external auditors for IFS and its subsidiaries for the year [●].

Proposal:

To authorize the Audit Committee of the Board of Directors to approve, hire, and fix the fees payable to external auditors for IFS and its subsidiaries for the year [●].

6

Approval of the remuneration payable to Board of Directors members and Audit Committee members for [●].

Proposal:

To approve the remuneration payable to Board of Directors members and Audit Committee members for [●].

[Please place an 'X' in the box that represents your choice]

Sincerely,

[Name of Shareholder]

[Print Name] [Position]

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